SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2016

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	172,013
Cash and securities segregated under Federal regulations		893,189
Receivables:		
Brokers and dealers		139,387
Customers (including officers)		1,504,085
Due from affiliates		423
Investments ($28,937 pledged as collateral)		40,111
Deposits with clearing organizations		23,554
Other assets		8,118
Total assets	**$**	**2,780,880**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	89,583
Customers (including officers)		2,356,129
Due to Parent		33,102
Due to affiliates		18,606
Bank overdrafts		2
Securities sold not yet purchased		40,944
Accrued compensation and benefits		44
Accrued expenses and other liabilities		11,310
Total liabilities		**2,549,720**
Commitments and contingencies *(Note 9)*		
Member's equity		231,160
Total liabilities and member's equity	**$**	**2,780,880**

The accompanying notes are an integral part of this financial statement.